Via Facsimile and U.S. Mail
Mail Stop 6010

January 12, 2008

Mr. Ramón Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, PR 00920

Re: Triple-S Management Corporation
**   Form 10-K for the Year Ended December 31, 2007**
**   Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
**   File No. 001-33865**

Dear Mr. Ruiz-Comas:

        We have completed our review of the above filings and have no further comments at this time.

                                          Sincerely,

                                          Gus Rodriguez
                                          Accounting Branch Chief